MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

December 18, 2013

Ms. Katherine Wray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Amendment # 1 to Registration Statement on Form S-1

       Filed November 21, 2013

       File No. 333-190726

Dear Ms. Wray:

Further to your letter dated December 5, 2013, concerning the deficiencies in Amendment #1 to Registration Statement on Form S-1 filed on November 21, 2013, we provide the following responses:

Response to comment #1: In response to this comment we have referred to Rule 8-08 of Regulation S-X and updated the financial statements and related disclosures throughout the prospectus as requested.

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director